UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Carvana Co.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

146869 102

(CUSIP number)

John Zutter, 2100 Ross Avenue, Suite 2300, Dallas, Texas 75201; (972) 590-4616

(Name, address and telephone number of person authorized to receive notices and communications)

December 5, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 146869 102

1.	NAMES OF REPORTING PERSONS DDFS Partnership LP; EIN 26-0834527
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 5,077,559*
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 5,077,559*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,077,559*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24%
14.	TYPE OF REPORTING PERSON* PN

*	Calculations of the percentage of shares of Class A Common Stock beneficially owned assumes a total of 16,070,521 shares of Class A Common Stock outstanding as of December 1, 2017, as set forth in the Investment Agreement (as defined below), and account for the number of shares of Class A Common. Stock issuable upon conversion of the Class A Convertible Preferred Stock held by the Reporting Person.

CUSIP No. 146869 102

1.	NAMES OF REPORTING PERSONS DDFS Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 5,077,559*
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 5,077,559*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,077,559*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24%
14.	TYPE OF REPORTING PERSON* OO

*	Calculations of the percentage of shares of Class A Common Stock beneficially owned assumes a total of 16,070,521 shares of Class A Common Stock outstanding as of December 1, 2017, as set forth in the Investment Agreement (as defined below), and account for the number of shares of Class A Common Stock issuable upon conversion of the Class A Convertible Preferred Stock held by the Reporting Persons.

CUSIP No. 146869 102

1.	NAMES OF REPORTING PERSONS Thomas G. Dundon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 5,077,559*
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 5,077,559*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,077,559*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24%
14.	TYPE OF REPORTING PERSON* IN

*	Calculations of the percentage of shares of Class A Common Stock beneficially owned assumes a total of 16,070,521 shares of Class A Common Stock outstanding as of December 1, 2017, as set forth in the Investment Agreement (as defined below), and account for the number of shares of Class A Common Stock issuable upon conversion of the Class A Convertible Preferred Stock held by the Reporting Persons.

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Class A Common Stock, $0.001 par value per share ("Common Stock"), of Carvana Co. (the “Company”) issuable upon conversion of the Company’s Class A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”). The principal address of the Company is 1930 W. Rio Salado Pkwy, Tempe, AZ 85281.

Item 2.	Identity and Background

(a)           This statement is being filed by DDFS Partnership LP, a Delaware limited partnership (“DDFS”), DDFS Management Company LLC, a Delaware limited liability company (“DMC”), and Thomas G. Dundon, a United States citizen (“Dundon”) (each, a “Reporting Person”, and collectively, the “Reporting Persons”).

(b)           Address of Principal Office of the Reporting Persons: 2100 Ross Avenue, Suite 3300, Dallas, Texas 75201.

(c)           Principal Business: Investments.

(d)           The Reporting Persons have not, during the past 5 years, been convicted in a criminal proceeding.

(e)           The Reporting Persons have not, during the past 5 years, been a party to a civil proceeding of a judicial or administrative body competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           State of Organization: Delaware for DDFS and DMC

Item 3.	Source and Amount of Funds or Other Consideration

DDFS purchased 100,000 shares of Preferred Stock in the Company pursuant to the terms of the Investment Agreement, dated as of December 4, 2017, by and between DDFS and the Company (the “Investment Agreement”). The shares of Preferred Stock were purchased for a total purchase price of $100,000,000.00. DDFS paid the purchase price in cash from working capital.

Item 4.	Purpose of the Transaction

Investment Agreement

On December 4, 2017, the Company entered into the Investment Agreement with DDFS, an affiliate of Dundon Capital Partners, pursuant to which the Company agreed to issue and sell to the DDFS an aggregate of 100,000 shares of its newly created series of Preferred Stock, for an aggregate purchase price of $100.0 million, or $1,000 per share, in a privately negotiated transaction (the “Private Placement”). The Preferred Stock was sold pursuant to the Investment Agreement in a transaction exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder. The Company and DDFS closed the Private Placement on December 5, 2017 (the “Issue Date”).

The Investment Agreement prohibits DDFS from transferring the Preferred Stock, or Common Stock issued upon conversion of such Preferred Stock, in either case without the Company’s consent until the date that is six months from the Issue Date, except for certain permitted transfers.

If requested by DDFS, the Company will use commercially reasonable efforts to prepare and file with the Securities and Exchange Commission, at the Company’s sole cost and expense, a Registration Statement on Form S-3 relating to the resale by DDFS of the Common Stock into which the Preferred Stock may be converted, provided that the Company is then eligible to utilize Form S-3.

The Investment Agreement contains customary terms for private placements by public companies, including customary representations, warranties and covenants with respect to the Preferred Stock.

Certificate of Designations

On the Issue Date, the Company filed with the Secretary of State of the State of Delaware a Certificate of Designations, Preferences, Powers and Rights of Class A Convertible Preferred Stock (the “Certificate of Designations”), creating the Preferred Stock and establishing the designations, preferences, and other rights of the Preferred Stock, which became effective upon filing.

The Preferred Stock ranks senior to the Company’s Common Stock with respect to dividend rights and rights on liquidation, winding-up and dissolution. The Preferred Stock has an initial stated value of $1,000 per share, and holders of Preferred Stock are entitled to cumulative dividends payable quarterly in cash at a rate of 5.50% per annum. Holders of Preferred Stock have no voting rights and no right to vote as a separate class, except as required by, and cannot be waived under, the Delaware law. Holders of Preferred Stock will have certain limited special approval rights, including with respect to the issuance of pari passu or senior equity securities of the Company. Holders of the Preferred Stock will also have certain representation rights on the Company’s board of directors in the event that dividends payable on the Preferred Stock are in arrears for six or more quarterly periods.

Twenty days after mailing of an information statement to shareholders of the Company in accordance with the requirements of the Securities Exchange Act of 1934, the Preferred Stock will be convertible at the option of the holders at any time into shares of Common Stock at an initial conversion rate of 50.78 shares of Common Stock for each share of Preferred Stock, which represents an initial conversion price of approximately $19.6945 per share of Common Stock, subject to adjustment. The conversion rate will be subject to customary anti-dilution and other adjustments. On or after the first anniversary of the Issue Date, the Company will have the option to cause all Preferred Shares to be converted into Common Stock so long as the volume-weighted average Common Stock price for the 10 day trading period ending on the second trading day immediately preceding the Company’s notice of conversion equals or exceeds 150% of the then applicable conversion price (a “Mandatory Conversion Option”). Upon exercise of its Mandatory Conversion Option, the Company may, at its option, settle in cash or in shares of Common Stock.

The description of the Investment Agreement and Certificate of Designations contained in this Item 4 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

DDFS acquired the Preferred Stock in the ordinary course of business and intends to review the investment on a continuing basis. Subject to the agreements described herein, DDFS may seek to sell or otherwise dispose of some or all of the Issuer’s securities from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions or otherwise. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer and its business generally, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations, changes in law and government regulations, general economic conditions, and other factors deemed relevant by such Reporting Persons.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans.

Item 5.	Interest in Securities of the Issuer

(a) - (b)           Calculations of the percentage of shares of Common Stock beneficially owned assumes a total of 16,070,521 shares of Common Stock outstanding as of December 1, 2017, as set forth in the Investment Agreement, and account for the number of shares of Common Stock issuable upon conversion of the Preferred Stock held by the Reporting Persons.

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons and, for each Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, DDFS directly holds 100,000 shares of Preferred Stock that are convertible into 5,077,559 shares of Common Stock, DMC is the sole general partner of DDFS and holds a 1% general interest in DDFS and Dundon directly holds 100% of the membership interests in DMC.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this Schedule 13D should not be construed to be an admission that the Reporting Persons are members of a “group” for purposes of Sections 13(d) and 13(g) of the Act.

(c)           Not applicable.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated December 18, 2017, by and among the Reporting Persons (filed herewith).

Exhibit B	Investment Agreement, dated as of December 4, 2017 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 4, 2017, and incorporated herein by reference).

Exhibit C	Certificate of Designation (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on December 5, 2017, and incorporated herein by reference).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2017

DDFS PARTNERSHIP LP

By:	DDFS Management Company LLC
Its:	General Partner

By:	/s/ Thomas G. Dundon
Thomas G. Dundon, President

DDFS MANAGEMENT COMPANY LLC

By:	/s/ Thomas G. Dundon
Thomas Dundon, President

/s/ Thomas G. Dundon
Thomas G. Dundon, individually

Exhibit A

Joint Filing Agreement

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Class A Common Stock, par value $0.001, of Carvana Co., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below who is named as a reporting person therein in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 18, 2017

DDFS PARTNERSHIP LP

By:	DDFS Management Company LLC
Its:	General Partner

By:	/s/ Thomas G. Dundon
Thomas G. Dundon, President

DDFS MANAGEMENT COMPANY LLC

By:	/s/ Thomas G. Dundon
Thomas Dundon, President

/s/ Thomas G. Dundon
Thomas G. Dundon, individually